UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Atlantic Power Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04878Q863
(CUSIP Number)

January 20, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,197,417
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,197,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,197,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MP OPPORTUNITYCO 1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,897,268
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,897,268
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,897,268
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,197,417
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,197,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,197,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,197,417
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,197,417
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,197,417
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,094,685
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,094,685
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,094,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,094,685
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,094,685
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,094,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,094,685
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,094,685
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,094,685
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 04878Q863

Item 1(a).	Name of Issuer:

Atlantic Power Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Federal Street, 30th Floor, Boston, MA 02110

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by The Mangrove Partners Master Fund, Ltd. (“Mangrove Master Fund”), MP OpportunityCo 1, LLC (“MP Opportunity”), The Mangrove Partners Fund, L.P. (“Mangrove Fund”), Mangrove Partners Fund (Cayman), Ltd. (“Mangrove Fund Cayman”), Mangrove Partners, Mangrove Capital and Nathaniel August with respect to shares of the Common Stock of the above-named issuer owned by Mangrove Master Fund and MP Opportunity.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

As the two controlling shareholders of Mangrove Master Fund, each of Mangrove Fund and Mangrove Fund Cayman may be deemed the beneficial owner of the shares of Common Stock of the above-named issuer owned by Mangrove Master Fund.  Mangrove Partners is the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman and MP Opportunity. Mangrove Capital is the general partner of Mangrove Fund and the managing member of MP Opportunity. Mr. August is the Director of each of Mangrove Partners and Mangrove Capital.  By virtue of these relationships, each of Mangrove Partners, Mangrove Capital and Mr. August may be deemed to beneficially own the shares of Common Stock of the above-named issuer owned by Mangrove Master Fund and MP Opportunity.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 645 Madison Avenue, 14th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Each of Mangrove Fund and MP Opportunity is organized under the laws of the State of Delaware.  Each of Mangrove Master Fund, Mangrove Fund Cayman, Mangrove Partners and Mangrove Capital is organized under the laws of the Cayman Islands. Nathaniel August is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”).

Item 2(e).	CUSIP Number:

04878Q863

CUSIP NO. 04878Q863

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/           Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on January 29, 2015.

Mangrove Master Fund

(a)	Amount beneficially owned:

6,197,417 Shares

(b)	Percent of class:

5.1% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

CUSIP NO. 04878Q863

(ii)	Shared power to vote or to direct the vote

6,197,417 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

6,197,417 Shares

MP Opportunity

(a)	Amount beneficially owned:

2,897,268 Shares

(b)	Percent of class:

2.4% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,897,268 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,897,268 Shares

Mangrove Fund

(a)	Amount beneficially owned:

6,197,417 Shares

(b)	Percent of class:

5.1% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

CUSIP NO. 04878Q863

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

6,197,417 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

6,197,417 Shares

Mangrove Fund Cayman

(a)	Amount beneficially owned:

6,197,417 Shares

(b)	Percent of class:

5.1% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

6,197,417 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

6,197,417 Shares

CUSIP NO. 04878Q863

Mangrove Partners

(a)	Amount beneficially owned:

9,094,685 Shares

(b)	Percent of class:

7.5% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

9,094,685 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

9,094,685 Shares

Mangrove Capital

(a)	Amount beneficially owned:

9,094,685 Shares

(b)	Percent of class:

7.5% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

9,094,685 Shares

CUSIP NO. 04878Q863

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

9,094,685 Shares

Mr. August

(a)	Amount beneficially owned:

9,094,685 Shares

(b)	Percent of class:

7.5% (based upon 120,806,572 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

9,094,685 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

9,094,685 Shares

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP NO. 04878Q863

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2015

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MP OPPORTUNITYCO 1, LLC

By:	MANGROVE CAPITAL
as Managing Member

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
the Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 04878Q863

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST